Exhibit 99.1

vedanta
VEDL/Sec./SE/16-17/118
January 25, 2017
BSE Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort
Mumbai - 400 001
National Stock Exchange of India Limited
“Exchange Plaza”
Bandra-Kurla Complex, Bandra (East),
Mumbai - 400 051
Scrip Code: 500295 Scrip Code: VEDL
Dear Sir/Madam,
Sub: Disclosure under Regulation 10(6) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011.
Pursuant to Regulation 10(6) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (hereinafter referred to as ‘SEBI (SAST), 2011’) we wish to inform you that Vedanta Limited, a company listed on your exchange, has acquired 27,096,506 shares of Cairn India Limited, a Company listed on your exchange on January 24, 2017 by way of off market inter-se transfer of shares amongst the promoter group. In this connection, please find enclosed the disclosure as per Regulation 10(6) of the SEBI (SAST), 2011.
Request to please take on record.
Thanking you,
Yours Sincerely,
For Vedanta Limited
Bhumika Sood
Company Secretary & Compliance Officer
Vedanta Limited (Formerly Sesa Sterlite Ltd)
DLF Atria, Jacaranda Marg, DLF City - Phase-2, Gurgaon – 122002, Haryana, India
T +91 124 4593000 | Website: www.vedantalimited.com
Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001
CIN: L13209GA1965PLC000044

Disclosures under Regulation 10(6) – Report to Stock Exchanges in respect of any acquisition made in reliance upon exemption provided for in Regulation 10 of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011

<table>
<tr><td>1.</td><td>Name of the Target Company (TC)</td><td colspan="4">Cairn India Limited</td></tr>
<tr><td>2.</td><td>Name of the acquirer(s)</td><td colspan="4">Vedanta Limited</td></tr>
<tr><td>3.</td><td>Name of the stock exchange where shares of the TC are listed</td><td colspan="4">National Stock Exchange of India Limited
BSE Limited</td></tr>
<tr><td>4.</td><td>Details of the transaction including rationale, if any, for the transfer/ acquisition of shares.</td><td colspan="4">-</td></tr>
<tr><td>5.</td><td>Relevant regulation under which the acquirer is exempted from making open offer.</td><td colspan="4">Regulation 10(1)(a)(iii)</td></tr>
<tr><td>6.</td><td>Whether disclosure of proposed acquisition was required to be made under regulation 10 (5) and if so,
– Whether disclosure was made and whether it was made within the timeline specified under the regulations.
– Date of filing with the stock exchange.</td><td colspan="4">Yes

January 10, 2017</td></tr>
<tr><td>7.</td><td>Details of acquisition</td><td colspan="2">Disclosures made/required to be made under regulation 10(5)</td><td colspan="2">Actual</td></tr>
<tr><td></td><td>a. Name of the transferor / seller</td><td colspan="2">Twinstar Mauritius Holding Limited/Sesa Sterlite Mauritus Holdings Limited</td><td colspan="2">Sesa Sterlite Mauritus Holdings Limited</td></tr>
<tr><td></td><td>b. Date of acquisition</td><td colspan="2">On January 16, 2017 or within 60 days thereafter</td><td colspan="2">January 24, 2017</td></tr>
<tr><td></td><td>c. Number of shares/ voting rights in respect of the acquisitions from each person mentioned in 7(a) above</td><td colspan="2">Upto 47,777,825</td><td colspan="2">27,096,506</td></tr>
<tr><td></td><td>d. Total shares proposed to be acquired / actually acquired as a % of diluted share capital of TC</td><td colspan="2">Upto 2.55%</td><td colspan="2">1.44%</td></tr>
<tr><td></td><td>e. Price at which shares are proposed to be acquired / actually acquired</td><td colspan="2">Not exceeding the price limit mentioned under Regulation 10(1)(a) of SEBI Takeover Code</td><td colspan="2">INR 264 per share</td></tr>
<tr><td>8.</td><td>Shareholding details</td><td colspan="2">Pre-Transaction</td><td colspan="2">Post-Transaction</td></tr>
<tr><td></td><td></td><td>No. of shares held</td><td>% w.r.t. to total share</td><td>No. of shares held</td><td>% w.r.t. to total share</td></tr>
</table>

– Each Acquirer / Transferee(*) – Vedanta Limited
– Each Seller(s)** – Twinstar Mauritius Holding Limited/Sesa Sterlite Mauritius Holdings Limited
444,527,940 27,096,506
capital of TC 23.70% 1.44%
471,624,446 0
capital of TC 25.14% 0%
**The acquirer and sellers are part of the promoter group. The aggregate shareholding of the promoter group prior to the transfer and after the transfer shall remain unchanged at 1,122,713,999 at 59.85% of the total capital.
Note:
(*) Shareholding of each entity shall be shown separately and then collectively in a group.
The above disclosure shall be signed by the acquirer mentioning date & place. In case, there is more than one acquirer, the report shall be signed either by all the persons or by a person duly authorized to do so on behalf of all the acquirers.
******